

Mail Stop 4561

December 18, 2015

Serge Matta
President and Chief Executive Officer
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190

> **Re:**   **comScore, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014, as amended**
> **Filed February 20, 2015 and April 24, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 6, 2015**
> **File No. 001-33520**

Dear Mr. Matta:

We have reviewed your December 3, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2015 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Consolidated Financial Statements

Note 3 – Business Combinations, page 13

1. We note your response to prior comment 7. Please describe how you considered the guidance in ASC 805-10-25-20 to 25-22. Specifically, clarify how WPP will benefit from this Alliance. Explain how you satisfied each of the criteria in ASC 805-10-55-18 in concluding that the Strategic Alliance should not be included as part of the business combination. Tell us your consideration of providing enhanced disclosures to discuss the

estimates and assumptions used to test the Strategic Alliance for impairment including your evaluation of new services that originate from the Alliance. This disclosure might include a discussion of the degree of uncertainty associated with the key assumptions. Your disclosures should describe circumstances or potential events that might reasonably be expected to negatively affect the key assumptions. In addition, please provide the amount of revenues generated to date directly from the Strategic Alliance Agreement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Maryse Mills-Apenteng, Special Counsel, (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services